As filed with the Securities and Exchange Commission on July 13, 2012

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of the press release and the document “Information of Interest”, both issued by Banco de Chile on July 13, 2012, in connection with the announcement of a solution plan to clients for the erroneous forwarding of bank statement by electronic mail.

Press Release

July 13, 2012

Bonus in bank account and insurance in case of fraud

BANCO DE CHILE ANNOUNCES SOLUTION PLAN TO CLIENTS

FOR ERRONEOUS FORWARDING OF BANK STATEMENTS

Banco de Chile announced today a solution plan for its fifty two thousand clients affected for the erroneous forwarding of bank statements, equivalent to a 7.7% of its total account holders of the institution. This plan includes CLP$ 1,055 million (Chilean pesos) in direct reparations to the affected clients. The Bank will disburse, in total, more than CLP$ 1,300 million (Chilean pesos) in granting benefits.

Each of the clients, holders of the bank statement incorrectly forwarded will receive a deposit of CLP$ 20,000 (Chilean peso) in its bank account. Besides affected clients will be beneficiaries of an individual insurance, at no cost, for one year, which will protect them in case of any material damage that may suffer as a consequence of the misuse of the information contained in bank statements erroneously forwarded, with coverage of UF 300 (Unidades de Fomento) per client.

Once this solution was approved by the National Consumer Service, a thirty days term was set in order to make it effective.

“We have assumed from the very first moment the responsibility for this regrettable error and we will honor our commitments to the clients”, explained Arturo Tagle, Chief Executive Officer of Banco de Chile. “We would like to respond by delivering a direct and concrete benefit for the inconveniences we may have caused and to protect them in case of misuse of the information”.

“Trust and security of our clients is fundamental to us, be sure we are taking all measures in order to avoid that these facts may repeat”, concluded Tagle.

BANCO DE CHILE

INFORMATION OF INTEREST

Banco de Chile informs to its clients, shareholders and the general public that, on July 13, 2012, the National Consumer Service has deemed sufficient the proposal for solution presented by this institution to the clients affected by the erroneous forwarding of bank statements.

In essence, the proposal contemplates the following measures in favor of 52,770 affected clients:

a.-               With the aim of solving any nuisance or inconvenience that the 52,270 clients may have experienced by the erroneous forwarding of their bank statements, Banco de Chile will deposit the amount of CLP$ 20,000 (Chilean pesos) to each of said clients. This solution represents a disbursement on part of Banco de Chile of a total amount of CLP$ 1,055,400,000 (Chilean pesos).

b.-               With the aim of ensuring that each of the 52,270 affected clients of any material damage that they may suffer as a consequence of the potential misuse of the information contained in their bank statements erroneously forwarded, including charges and transfers of funds from their banking accounts, not instructed by them, Banco de Chile will contract an insurance policy in favor of each of said clients, without any costs to them. Referred policy will cover potential frauds up to the amount of UF 300 (Unidades de Fomento) in total and per client. In order to make effective said coverage affected clients must demonstrate before the Insurance Company the material loss together with filing a claim before the National Public Prosecutor Office or corresponding Police authorities. Insurance policy will have a validity period of twelve months.

These measures must be completely implemented within a term of 30 running days from this date.

This communication has been made pursuant to the General Character Norm No. 270, dated December 31, 2009, issued by the Superintendency of Securities and Insurance, Circular No. 3,438, dated June 10, 2008, issued by Superintendency of Banks and Financial Institutions and Banco de Chile’s Manual for Handling Information of Interest for the Securities Markets.

CHIEF EXECUTIVE OFFICER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO